UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2023

Atlas Energy Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41640	88-0523830
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5918 W. Courtyard Drive, Suite 500 Austin, Texas	78730
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (512) 220-1200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	AESI	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Reorganization Transaction

On July 31, 2023, Atlas Energy Solutions Inc. (the “Company” or “Atlas”), entered into a Master Reorganization Agreement (the “MRA”) to reorganize under a new public holding company (the “Reorganization”). The Reorganization will allow the Company, among other things, to eliminate its “Up-C” structure and to transition to a single class of common stock held by all stockholders, as opposed to the two classes of common stock of the Company that are currently authorized, issued and outstanding: the Class A Common Stock, par value $0.01 per share (such shares, the “Existing Class A Shares”), and the Class B Common Stock, par value $0.01 per share (such shares, the “Existing Class B Shares” and, together with the Existing Class A Shares, the “Existing Common Stock”).

On July 31, 2023, an independent, special committee composed of members of the Company’s board of directors (the “Board”) approved the MRA and the Reorganization, including the Mergers (as defined below), on behalf of the Board.

The parties to the MRA are: the Company; Atlas Sand Operating, LLC, a Delaware limited liability company and a direct, majority owned subsidiary of the Company (“Opco”); New Atlas HoldCo Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“New Atlas”); AESI Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of New Atlas (“PubCo Merger Sub”); Atlas Operating Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New Atlas (“Opco Merger Sub”); and Atlas Sand Holdings, LLC, a Delaware limited liability company (“Holdings”). Holdings currently holds all of the Existing Class B Shares and all of the issued and outstanding membership interests in Opco, designated as “Common Units” (the “Opco Units”), not held by the Company. As used in this Current Report on Form 8-K, the term “Downstairs Holder(s)” refers to Holdings or, in the event that any of the Existing Class B Shares and corresponding Opco Units currently held by Holdings are distributed or otherwise transferred prior to the consummation of the Reorganization, the holders of such securities following such distribution or transfer.

Pursuant to the MRA, (a) PubCo Merger Sub will be merged with and into the Company (the “PubCo Merger”), as a result of which (i) each of the Existing Class A Shares then issued and outstanding will be exchanged for one share of common stock of New Atlas, par value $0.01 per share (the “New Atlas Common Stock”), (ii) all of the Existing Class B Shares then issued and outstanding will be surrendered by the Downstairs Holder(s) and cancelled for no consideration and (iii) the Company will survive the PubCo Merger (in such capacity, the “Surviving Corporation”) as a direct, wholly owned subsidiary of New Atlas; and (b) Opco Merger Sub will be merged with and into Opco (the “Opco Merger” and, together with the PubCo Merger, the “Mergers”), as a result of which (i) each of the Opco Units then issued, outstanding and held by the Downstairs Holder(s) will be exchanged for one share of New Atlas Common Stock and (ii) Opco will become a wholly owned subsidiary (partially direct and partially indirect through the Surviving Corporation (i.e. the Company)) of New Atlas.

In connection with the Reorganization:

•

each of the Existing Class A Shares issued and outstanding immediately prior to the effective time of the Mergers (the “Effective Time”) will be exchanged for one share of New Atlas Common Stock and the holders of Existing Class A Shares at such time will become stockholders of New Atlas;

•	all of the Existing Class B Shares issued and outstanding immediately prior to the Effective Time will be surrendered by the Downstairs Holder(s) and cancelled for no consideration;

•

each Opco Unit issued and outstanding immediately prior to the Effective Time and held by the Downstairs Holder(s) will be exchanged for one share of New Atlas Common Stock, and the Downstairs Holder(s) will become stockholders of New Atlas;

•

the Company will continue to hold all of the issued and outstanding Opco Units it held as of immediately prior to the Effective Time, such Opco Units will otherwise be unaffected by the Reorganization (including the Opco Merger), and such Opco Units, together with the Opco Units received by New Atlas in connection with the Opco Merger, will constitute all of the Opco Units issued and outstanding immediately following the Effective Time;

•

the Company will become a direct, wholly-owned subsidiary of New Atlas, each share of Existing Class A Shares then held by New Atlas will be recapitalized into a single share, and New Atlas and the Company will collectively own 100% of the Opco Units;

•

at the Effective Time, New Atlas will assume (a) the Company’s existing equity incentive plan (the “LTIP”), (b) all awards of restricted stock units and performance share units, in each case, whether vested or unvested, that are then outstanding under the LTIP, (c) the grant notices and agreements evidencing such awards, and (d) the then remaining unallocated share reserve issuable under the LTIP; and the terms and conditions that are in effect immediately prior to the Reorganization under each outstanding award assumed by New Atlas will continue in full force and effect after the Reorganization, with certain exceptions to reflect the completion of the Reorganization, such as each award being denominated with reference to shares of New Atlas Common Stock instead of Existing Class A Shares and the performance share unit awards being in reference to performance of New Atlas instead of performance of the Company (with respect to the portion of the applicable performance period following the Reorganization);

•

at the Effective Time, that certain Registration Rights Agreement, dated March 8, 2023, by and among the Company and the other parties thereto (the “Existing Registration Rights Agreement”), and that certain Stockholders’ Agreement, dated March 8, 2023, by and among the Company and the other parties thereto (the “Existing Stockholders’ Agreement”), are expected to be amended and restated in order to, among other things, provide for the assumption of the Company’s obligations thereunder by New Atlas; the amended and restated registration rights agreement and the amended and restated stockholders’ agreement will each be substantially similar to the Existing Registration Rights Agreement and Existing Stockholders’ Agreement, respectively, but will contain certain administrative and clarifying changes to reflect the transition from a dual class to a single class of common stock;

•

as of the Effective Time, (a) New Atlas will assume the Company’s existing management change in control severance plan (and each participation agreement thereunder, if any, that is then outstanding) and (b) the terms and conditions of director compensation applicable to members of the Board (and any committees thereof) will be applied instead to members of the board of directors of New Atlas (and any committees thereof) (and any portion of such compensation to be granted in the form of equity-based awards will be granted in awards denominated with reference to shares of New Atlas Common Stock instead of Existing Class A Shares);

•	the Company’s current directors and executive officers will hold the same positions with New Atlas after the Reorganization; and

•	New Atlas will apply to have the shares of New Atlas Common Stock listed on the New York Stock Exchange under the ticker symbol “AESI” which is the Company’s current trading symbol.

After completion of the Reorganization, New Atlas will replace the Company as the publicly held entity and, through its subsidiaries, will conduct all of the operations currently conducted by the Company, and the Company will remain the managing member of Opco.

The PubCo Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Mergers are intended to be treated as integrated transactions constituting related transfers governed by Section 351(a) of the Code.

The consummation of the Reorganization, including the Mergers, is subject to the satisfaction or waiver of certain specified conditions in the MRA, including, among other things, (i) the receipt of approval of the Reorganization by the holders of a majority of the voting power of the outstanding shares of Existing Common Stock entitled to vote thereon, (ii) the registration statement on Form S-4 filed by New Atlas in connection with the Mergers (the “Reorganization Registration Statement”) having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (iii) the shares of New Atlas Common Stock issuable in connection with the Mergers having been approved for listing on the New

York Stock Exchange, and (iv) at least 20 calendar days having elapsed since the Company mailed the information statement of the Company and prospectus of New Atlas that are each included in the Reorganization Registration Statement to the Company’s stockholders.

The foregoing description of the MRA does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the MRA, a copy of which is filed as Exhibit 2.1 hereto.

2023 Term Loan Credit Facility

On July 31, 2023, Atlas Sand Company, LLC, a Delaware limited liability company and wholly owned subsidiary of Opco (“Atlas LLC”), entered into a credit agreement (the “2023 Term Loan Credit Agreement”) with Stonebriar Commercial Finance LLC (“Stonebriar”), as administrative agent and initial lender, pursuant to which Stonebriar extended Atlas LLC a term loan credit facility comprised of a $180.0 million single advance term loan that was made on July 31, 2023 (the “Initial Term Loan”) and commitments to provide up to $100.0 million of delayed draw term loans (collectively, the “2023 Term Loan Credit Facility”).

The Initial Term Loan is payable in eighty-four consecutive monthly installments and a final payment of the remaining outstanding principal balance at maturity. The Initial Term Loan has a final maturity date of August 1, 2030 (the “Maturity Date”). The Initial Term Loan bears interest at a rate equal to 9.50% per annum.

Each delayed draw term loan under the 2023 Term Loan Credit Facility (“DDT Loans”) will be payable in equal monthly installments, with the monthly installments comprising 80% of the delayed draw term loan and a final payment of the remaining 20% of the outstanding principal balance due at maturity, unless earlier prepaid. The DDT Loans will bear interest at a rate equal to the applicable Term SOFR Rate (as defined in the 2023 Term Loan Credit Agreement) plus 5.95% per annum. All monthly installments with respect to the Initial Term Loan and the DDT Loans payable on or prior to January 1, 2025 will be interest only.

At any time prior to the Maturity Date, Atlas LLC may redeem loans outstanding under the 2023 Term Loan Credit Facility, in whole or in part, at a price equal to 100% of the principal amount being prepaid (the “Prepayment Amount”) plus a prepayment fee. The prepayment fee is 8% of the Prepayment Amount for any prepayment that occurs on or prior to December 31, 2024, four percent 4% of the Prepayment Amount for any prepayment that occurs after December 31, 2024 but on or prior to December 31, 2025, 3% of the Prepayment Amount for any prepayment that occurs after December 31, 2025 but on or prior to December 31, 2026 and 2% of the Prepayment Amount for any prepayment that occurs thereafter. Upon the maturity of the 2023 Term Loan Credit Facility, the entire unpaid principal amount of the loans outstanding thereunder, together with interest, fees and other amounts payable in connection with the facility, will be immediately due and payable without further notice or demand.

Dividends and distributions to equity holders are permitted to be made pursuant to certain limited exceptions and baskets described in the 2023 Term Loan Credit Agreement and otherwise generally subject to certain restrictions set forth in the 2023 Term Loan Credit Agreement, including the requirements that (a) no Event of Default (as defined under the 2023 Term Loan Credit Agreement) has occurred and is continuing and (b) Atlas LLC maintains at least $30.0 million of Liquidity (as defined under the 2023 Term Loan Credit Agreement) pro forma for the Restricted Payment (as defined under the 2023 Term Loan Credit Agreement).

The 2023 Term Loan Credit Facility includes certain non-financial covenants, including but not limited to restrictions on incurring additional debt and certain distributions. The 2023 Term Loan Credit Facility is subject to a maximum 4.0 to 1.0 Leverage Ratio (as defined in the 2023 Term Loan Credit Agreement) financial covenant. Such financial covenant is tested as of the last day of each fiscal quarter.

Proceeds from the 2023 Term Loan Credit Facility were used to repay outstanding indebtedness under our previous 2021 Term Loan Credit Facility with Stonebriar, to repay obligations outstanding under certain equipment lease arrangements with Stonebriar and for general corporate purposes.

The 2023 Term Loan Credit Facility is unconditionally guaranteed, jointly and severally, by Atlas LLC and its subsidiaries and secured by substantially all of the assets of Atlas LLC and its subsidiaries. The 2023 Term Loan Credit Facility is also unconditionally guaranteed on an unsecured basis by the Company.

The foregoing description of the 2023 Term Loan Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2023 Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.1 hereto.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures of the material terms and conditions of the 2023 Term Loan Credit Agreement and the 2023 Term Loan Credit Facility contained in Item 1.01 above are hereby incorporated into this Item 2.03 by reference.

Item 7.01.	Regulation FD Disclosure.

On August 1, 2023, the Company posted an updated investor presentation on its website. The presentation, titled “Investor Presentation August 2023,” may be found at http://ir.atlas.energy in the “Presentations” section under the “News & Events” tab on the Company’s Investor Relations webpage. A copy of the presentation is attached hereto as Exhibit 99.1. Investors should note that the Company announces financial information in filings with the SEC, press releases and public conference calls as well as on its website. The Company may use the “Investor Relations” webpage and other sections of its website to communicate with investors, and it is possible that the financial and other information posted there could be deemed to be material information.

The information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being “furnished” pursuant to General Instruction B.2 of Form 8-K and shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, except as shall be expressly set forth in such filing.

No Offer or Solicitation

This communication relates to the Reorganization between the Company and New Atlas. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Reorganization or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Reorganization, New Atlas will file with the SEC a registration statement on Form S-4, which will include an information statement of Atlas and a prospectus of New Atlas. Atlas and New Atlas may also file other documents with the SEC regarding the Reorganization. After the registration statement has been declared effective by the SEC, a definitive information statement/prospectus will be mailed to the shareholders of Atlas. This document is not a substitute for the registration statement and information statement/prospectus that will be filed with the SEC or any other documents that Atlas or New Atlas may file with the SEC or send to shareholders of Atlas in connection with the Reorganization. INVESTORS AND SHAREHOLDERS OF ATLAS ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the registration statement and the information statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Atlas or New Atlas, through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed Reorganization between Atlas and New Atlas, the likelihood that the conditions to the consummation of the Reorganization will be satisfied on a timely basis or at all, Atlas’s or New Atlas’s ability to consummate the Reorganization at any time or at all, the benefits of the Reorganization and our future financial performance following the Reorganization, as well as our strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Atlas and New Atlas disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Atlas and New Atlas caution you that these forward-looking statements are subject to several risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Atlas and New Atlas. These risks include, but are not limited to, Atlas’s and New Atlas’s ability to execute on their business objectives; the ongoing war in Ukraine; adverse developments affecting the financial services industry; our ability to complete growth projects, including the Dune Express, on time and on budget; actions of OPEC+ to set and maintain oil production levels; the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil; inflation; environmental risks; operating risks; regulatory changes; lack of demand; market share growth; the uncertainty inherent in projecting future rates of reserves, production and cash flow; access to capital; the timing of development expenditures; the risk that the expected benefits of the Reorganization may not be fully achieved in a timely manner, or at all; the risk that we will not be able to retain and hire key personnel; the risks associated with the timing of the closing of the Reorganization, including the risk that the conditions to the Reorganization are not satisfied on a timely basis or at all or the failure of the Reorganization to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Reorganization is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the Reorganization, the response of business partners to the announcement and pendency of the Reorganization; uncertainty as to the long-term value of the New Atlas Common Stock; and the diversion of management time to transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection with the Reorganization occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Atlas’s expectations and projections can be found in Atlas’s periodic filings with the SEC, including Atlas’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, any subsequent Current Reports on Form 8-K and Atlas’s final prospectus, dated March 8, 2023, filed with the SEC pursuant to Rule 424(b) under the Securities Act on March 10, 2023 in connection with Atlas’s initial public offering. Atlas’s and New Atlas’s SEC filings are or will be available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Master Reorganization Agreement, dated as of July 31, 2023 by and among Atlas Energy Solutions Inc., Atlas Sand Operating, LLC, New Atlas HoldCo Inc., AESI Merger Sub Inc., Atlas Operating Merger Sub, LLC and Atlas Sand Holdings, LLC.

10.1#	Credit Agreement, dated as of July 31, 2023, by and between Atlas Sand Company, LLC, as borrower, and Stonebriar Commercial Finance LLC, as lender.

99.1	Atlas Energy Solutions Inc. Investor Presentation August 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Certain schedules, annexes or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS ENERGY SOLUTIONS INC.

By:	/s/ John Turner
Name:	John Turner
Title:	President and Chief Financial Officer

Date: August 1, 2023